SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Resolution of the Board of Directors on Calling the

Annual General Meeting of Shareholders

KT Corporation’s Board of Directors has resolved to hold the annual general meeting of shareholders on February 29, 2008. Details regarding the meeting are as set forth below:

1.	Date and Time: February 29, 2008 (Friday), 10:00 a.m. KST

2.	Venue: 2nd Floor, Lecture Hall, New Business Planning Group Headquarter,

17 Woomyeon-dong, Seocho-gu, Seoul, Korea

3.	Agenda:

Agenda Item No. 1: Election of President

Agenda Item No. 2: Approval of Balance Sheet, Income Statement and Statement of

Appropriation of Retained Earnings for the 26th Fiscal Year

Agenda Item No. 3: Election of a Non-Executive and Independent Director who will be a

Member of the Audit Committee

Agenda Item No. 4: Election of Directors

Agenda Item No. 5: Approval of Limit on Remuneration of Directors

Agenda Item No. 6: Approval of Employment Contract for the Management

Agenda Item No. 7: Amendment of the Rules on Severance Benefits for

Executive Directors

4.	Date of the board resolution: January 30, 2008

-	Attendance of non-executive and independent directors:

Present : Six

Absent : One

-	Attendance of audit or (audit committee member): Present

5.	Other information: All members of the audit committee are non-executive and independent directors

6.	Details Relating to Election of Directors:

Name	Date of Birth	Term	Whether Newly Elected	Prior Work Experience	Current Position	Education	Nationality
Jong-Lok Yoon	December 17, 1957	1 year	Re-elected	Head of Research and Development Group at KT Head of New Business Planning Group at KT	Head of Growing Business Group at KT	Master’s degree in electronic engineering from Yonsei University	Korea

Jeong-Soo Suh	January 10, 1958	1 year	Re-elected	Head of Planning and Coordination Office at KT Chief financial officer of KT	Head of Corporate Strategy Group	M.B.A. degree from Yonsei University	Korea

7.	Details Relating to Election of Directors:

Name	Date of Birth	Term	Whether Newly Elected	Prior Work Experience	Current Position	Education	Nationality
Jeong-Suk Koh	May 22, 1957	3 years	Newly-elected	Statutory auditor of Ilshin Spinning Co., Ltd.	Representative Director and President of Ilshin Investment Co., Ltd.	Ph.D. degree in business administra-tion from the Massachusetts Institute of Technology	Korea

Choong-Soo Kim	June 6, 1947	3 years	Newly-elected	President of Korea Development of Institute President of Korea Institute of Public Finance	President of Hallym University	Ph.D. degree in economics from University of Pennsylvania	Korea

Gyu-Taeg Oh	February 20, 1959	3 years	Newly-elected	Standing director of Korean Finance Association Certified public accountant at Ahn-Kwon & Co.	President of Korea Fixed Income Research Institute	Ph.D. degree in economics from Yale University	Korea

8.	Details Relating to Election of Audit Committee Member:

Name	Date of Birth	Term	Whether Newly Elected	Prior Work Experience	Current Position	Education	Nationality
Gyu-Taeg Oh	February 20, 1959	3 years	Newly-elected	Standing director of Korean Finance Association Certified public accountant at Ahn-Kwon & Co.	President of Korea Fixed Income Research Institute	Ph.D. degree in economics from Yale University	Korea

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 31, 2008

KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director